September 11, 2015

Pamela Howell/John Reynolds

Securities and Exchange Commission

Washington, D.C. 20549

Re:	T-Bamm Amendment No. 4 to Registration Statement on Form S-1/A Filed August 27, 2015 File No. 333-203754

Dear Ms. Pamela Howell;

In response to your letter dated September 8, 2015 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of T-Bamm (the “Company”). Amendment No. 4 to Registration Statement on Form S-1/A is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1/A filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s September 8, 2015 letter in italicized text immediately before our response.

Summary of Financial Data, page 8

1.	Please update the summary financial information on page 8 as of the most recent interim financial period. Also, please disclose the cash balance as of the most recent practicable date.

Response:

We have updated and revised our summary financial information on page 8 as of the most recent interim financial period and have added the cash balance of the most recent practicable date.

Certain Relationships and Related Transactions, page 47

2.	Please revise the related party transactions section to include the funds advanced to the company as of the most recent practicable date.

Response:

We have revised the related party transaction section to include the funds advanced to the company as of the most recent practicable date.

We trust our responses meet with your approval.

Sincerely,

/s/ Harald Stobbe

Harald Stobbe

President